Exhibit 99.1

News Release 2015-45

Contact

Dianne VanBeber

Vice President, Investor Relations and Corporate Communications

dianne.vanbeber@intelsat.com

+1 703-559-7406

Intelsat Reports Third Quarter 2015 Results

•	Third quarter revenue of $580.8 million

•	Third quarter net income attributable to Intelsat S.A. of $78.0 million

•	Net income per diluted common share of $0.66; Adjusted net income per diluted common share of $0.85

•	EBITDA of $452.0 million and Adjusted EBITDA of $458.1 million, or 79 percent of revenue

•	$9.5 billion contracted backlog provides visibility for future revenue and cash flow

•	Estimated in-service dates for Intelsat EpicNG® program and other satellites remain unchanged

•	Company provides update on Intelsat EpicNG commitments

•	Intelsat reaffirms its 2015 revenue and Adjusted EBITDA financial outlook

Luxembourg 29 October 2015

Intelsat S.A. (NYSE: I), the world’s leading provider of satellite services, today reported total revenue of $580.8 million and net income attributable to Intelsat S.A. of $78.0 million, or $0.66 per common share on a diluted basis, for the three months ended September 30, 2015. The company reported adjusted net income per diluted common share1 of $0.85 for the three months ended September 30, 2015.

Intelsat S.A. reported EBITDA1, or earnings before net interest, taxes and depreciation and amortization, of $452.0 million, or 78 percent of revenue, and Adjusted EBITDA1 of $458.1 million, or 79 percent of revenue, for the three months ended September 30, 2015.

Intelsat CEO, Stephen Spengler, said, “Intelsat continues to make meaningful progress as we position the company for long term growth, leveraging our new high throughput capacity and introducing new services to address the $3.0 billion of incremental demand for satellite solutions expected over the next five years. The first launch of our next generation fleet is just months away. Since July 1, 2015 Intelsat has signed six additional contracts on the Intelsat EpicNG platform. These contracts span applications including enterprise, fixed and wireless infrastructure, media and mobility. Of the contracts we are disclosing today, one in particular represents a significant commitment by a global provider of broadband services that focuses on markets including the energy, government and cruise industries. This contract is the largest single commitment for broadband infrastructure ever received by Intelsat.

Spengler continued, “Our results are in line with our overall expectations for 2015, with third quarter revenue of $581 million reflecting the near-term trajectories of each of our network services, media and government businesses, and Adjusted EBITDA of $458 million, or 79 percent of revenue, demonstrating our continued financial discipline. As a result, today we are reaffirming our guidance for 2015 revenue, Adjusted EBITDA and capital expenditures.

“As we execute on our operational priorities, our top focus is placing new satellites into service. Our Intelsat 34 satellite, which was launched in August 2015, entered service earlier this month, providing revenue continuity and growth for our media customers in Latin America and building our inventory for mobility applications over the North Atlantic. We have an active campaign to dramatically enhance our inventory next year as we expect to launch two media satellites, two Intelsat EpicNG satellites and an Intelsat EpicNG payload. The schedule for our launch program remains unchanged. As our next generation Intelsat EpicNG satellites begin entering service, inventory will further expand, supporting higher growth applications and service offerings that provide higher performance, better economics and accelerated market entry for our customers. A prime example of these services is IntelsatOne® Flex, which we recently introduced for the mobility sector.”

Third Quarter 2015 Business Highlights

Intelsat provides critical communications infrastructure to customers in the network services, media and government sectors. Our customers use our services for broadband connectivity to deliver fixed and mobile telecommunications, enterprise, video distribution and government applications.

Network Services comprised 45 percent of Intelsat’s total revenue for the quarter ended September 30, 2015, and at $263.1 million, decreased 9 percent as compared to the third quarter of 2014.

Media comprised 37 percent of the Intelsat’s total revenue for the quarter ended September 30, 2015, and at $216.6 million, increased slightly as compared to the third quarter of 2014.

Government comprised 16 percent of Intelsat’s total revenue for the quarter ended September 30, 2015, and at $94.7 million, decreased 3 percent as compared to the third quarter of 2014.

Increasing Commitments on Next Generation Intelsat EpicNG Fleet

The company is successfully marketing its next generation fleet for growing applications and expanding addressable markets. Since July 1, 2015, Intelsat has signed six agreements with customers spanning applications including mobility, enterprise, fixed and wireless infrastructure and media distribution. In terms of total committed throughput, the majority is incremental to Intelsat’s current business, with most customers contracting for either the same or increased amounts of capacity.

Average Fill Rate

Intelsat’s average fill rate on our approximately 2,150 station-kept transponders was 75 percent at September 30, 2015, as compared to approximately 2,200 station-kept transponders for the prior quarter of 2015. The decline in station-kept transponder count reflects the transition of Intelsat 10 to inclined orbit operations.

Satellite Launches

We had no material changes to our launch schedule since our last earnings report on July 30, 2015. Our launch schedule fully reflects updated commitments received from our 2016 launch providers. Near-term launches are to be provided by Arianespace and Proton, launching Intelsat 29e and Intelsat 31, respectively.

Contracted Backlog

At September 30, 2015, Intelsat’s contracted backlog, representing expected future revenue under existing contracts with customers, was $9.5 billion, in line with June 30, 2015.

Capital Structure

An important priority for the company is ensuring that we manage the fluidity of our capital structure, maintaining our flexibility to be able to manage debt maturities as we deem appropriate. During the third quarter of 2015, our subsidiary, Intelsat Jackson Holdings S.A. (“Intelsat Jackson”), declared and paid a dividend of $360 million in cash to its parent, Intelsat (Luxembourg) S.A. (“Intelsat Luxembourg”), also one of our subsidiaries. Subsequent to the payment of the dividend, a subsidiary of Intelsat Luxembourg loaned an aggregate principal amount of $360 million to Intelsat Jackson (the “Intercompany Loan”) pursuant to a promissory note. The Intercompany Loan is prepayable by Intelsat Jackson in whole or in part at any time.

Financial Results for the Three Months ended September 30, 2015

Intelsat’s revenues are generated from the provision of On-Network services, or services delivered via our satellite or ground network, and Off-Network services, derived from sales of services sourced from other operators, such as Mobile Satellite Services (“MSS”). Effective first quarter 2015, we expanded our definition of on-network services to include commitments for third-party capacity, generally long-term in nature, that we integrate and market as part of our owned infrastructure. In addition, effective first quarter 2015, certain revenues have been reclassified between transponder services and managed services across our customer sets in order to better reflect the nature of the underlying business.

Total On-Network Revenue decreased by $23.4 million, or 4 percent, to $533.5 million, as compared to the three months ended September 30, 2014:

•	Transponder services reported an aggregate decrease of $19.0 million, primarily due to a $22.4 million decrease in revenue from network services customers, partially offset by a $2.8 million increase from media customers. The network services decline was mainly due to reduced volumes resulting from non-renewals of point-to-point connectivity and certain cellular backhaul services, together with non-renewals and renewal pricing at lower rates of enterprise network services. The media increase resulted primarily from higher volumes of direct-to-home (“DTH”) services delivered in Latin America, offset in part by lower volumes due to certain North American customers migrating to new compression standards and single format distribution. The aggregate decrease also reflects $7.1 million in currency-related reductions of our contracts in Brazil and Russia, across our network services and media businesses.

•	Managed services reported an aggregate decrease of $1.3 million, largely due to a $2.5 million decrease in revenue from media customers for occasional use services and video solutions.

•	Channel reported an aggregate decrease of $3.1 million due to the continued migration of international point-to-point satellite traffic to fiber optic cable, a trend we expect will continue.

Total Off-Network and Other Revenue decreased by $4.3 million, or 8 percent, to $47.3 million:

•	Transponder, MSS and other off-network services reported an aggregate decrease of $3.3 million, primarily due to declines in services for government applications, largely related to reduced sales of third party off-network transponder services.

•	Satellite-related services reported an aggregate decrease of $1.0 million, primarily due to reduced revenue from support for third-party satellites and other services.

Changes in operating expenses, interest expense, net, and other significant income statement items for the three months ended September 30, 2015 are described below.

Direct costs of revenue (excluding depreciation and amortization) decreased by $6.4 million, or 8 percent, to $77.9 million, as compared to the three months ended September 30, 2014. This decrease was primarily due to a decline of $2.7 million in the cost of off-network capacity purchased, reflecting a decrease in solutions sold to our government customer set, and a $2.0 million decline in staff-related expenses, partially offset by an increase in other direct costs of revenue.

Selling, general and administrative expenses increased by $2.5 million, or 6 percent, to $46.5 million, as compared to the three months ended September 30, 2014. This was primarily due to a $1.5 million increase in development expense related to our antenna innovation initiatives.

Depreciation and amortization expense increased by $1.9 million, or 1 percent, to $171.4 million, as compared to the three months ended September 30, 2014. This increase primarily resulted from higher depreciation due to an increase of $5.8 million resulting from the impact of a satellite placed in service during 2014. This was partially offset by a net decrease of $2.3 million in depreciation expense due to the timing of certain satellites, ground equipment and other assets becoming fully depreciated and a decrease of $2.0 million in amortization expense primarily due to changes in the pattern of consumption of amortizable intangible assets.

Interest expense, net consists of the gross interest expense we incur together with gains and losses on interest rate swaps (which reflect net interest accrued on the interest rate swaps as well as the change in their fair value), offset by interest income earned and the amount of interest we capitalize related to assets under construction. Interest expense, net decreased by $13.8 million, or 6 percent, to $220.8 million for the three months ended September 30, 2015, as compared to $234.5 million for the three months ended September 30, 2014.

The decrease in interest expense, net was principally due to the following:

•	a net decrease of $11.3 million as a result of our debt redemption in 2014; and

•	a decrease of $4.3 million resulting from higher capitalized interest of $23.6 million for the three months ended September 30, 2015, as compared to $19.3 million for the three months ended September 30, 2014, resulting from increased levels of satellites and related assets under construction.

The non-cash portion of interest expense, net was $5.1 million for the three months ended September 30, 2015. The non-cash interest expense consisted of the amortization of deferred financing fees incurred as a result of new or refinanced debt and the amortization and accretion of discounts and premiums.

Other expense, net increased by $1.9 million to $4.4 million, as compared to the three months ended September 30, 2014.

Provision for (benefit from) income taxes reflects a benefit from income taxes of $19.2 million, as compared to a $5.1 million provision for income taxes for the three months ended September 30, 2014. The difference was principally due to the recognition of previously unrecognized tax benefits related to our U.S. subsidiaries in the three months ended September 30, 2015. Cash paid for income taxes, net of refunds, totaled $3.1 million for the three months ended September 30, 2015 compared to $6.8 million for the same period in 2014.

EBITDA, Adjusted EBITDA, Net Income, Net Income per Diluted Common Share and Adjusted Net Income per Diluted Common Share

EBITDA was $452.0 million for the three months ended September 30, 2015, as compared to $477.8 million for the same period in 2014. The decline was primarily due to lower revenue, as well as increased operating expenses related to our antenna innovation initiatives, as noted above.

Adjusted EBITDA was $458.1 million for the three months ended September 30, 2015, or 79 percent of revenue, compared to $485.3 million, or 80 percent of revenue, for the same period in 2014.

Net income attributable to Intelsat S.A. was $78.0 million for the three months ended September 30, 2015, compared to net income of $67.6 million for the same period in 2014, reflecting the various items discussed above.

Net income per diluted common share attributable to Intelsat S.A. was $0.66 for the three months ended September 30, 2015, compared to net income per diluted common share of $0.58 for the same period in 2014.

Adjusted net income per diluted common share attributable to Intelsat S.A. was $0.85 for the three months ended September 30, 2015, compared to $0.79 for the same period in 2014.

Intelsat management has reviewed the data pertaining to the use of the Intelsat network and is providing revenue information with respect to that use by customer set and service type in the following tables. Intelsat management believes this provides a useful perspective on the changes in revenue and customer trends over time.

By Customer Set

	Three Months Ended September 30,		Three Months Ended September 30,
	2014		2015
Network Services	$287,787	47%	$263,111	45%
Media	216,114	36%	216,618	37%
Government	97,941	16%	94,704	16%
Other	6,783	1%	6,414	1%

	$608,625	100%	$580,847	100%

By Service Type

	Three Months Ended September 30,		Three Months Ended September 30,
	2014		2015
On-Network Revenues
Transponder services	$439,861	72%	$420,855	72%
Managed services	102,600	17%	101,295	17%
Channel services	14,523	2%	11,386	2%

Total on-network revenues	556,984	92%	533,536	92%
Off-Network and Other Revenues
Transponder, MSS and other off-network services	40,984	7%	37,694	6%
Satellite-related services	10,657	2%	9,617	2%

Total off-network and other revenues	51,641	8%	47,311	8%

Total	$608,625	100%	$580,847	100%

Free Cash Flow From Operations1

Free cash flow from operations was $255.1 million during the three months ended September 30, 2015. Free cash flow from operations is defined as net cash provided by operating activities, less payments for satellites and other property and equipment (including capitalized interest).

Payments for satellites and other property and equipment during the three months ended September 30, 2015, totaled $152.1 million. Cash and cash equivalents at September 30, 2015 was $327.8 million.

Financial Outlook 2015

Today, Intelsat reaffirmed its 2015 revenue and Adjusted EBITDA financial outlook, as well as Capital Expenditure Guidance as reconfirmed in August 2015.

Revenue: Intelsat forecasts full year 2015 revenue of $2.330 billion to $2.380 billion.

Adjusted EBITDA: Intelsat forecasts Adjusted EBITDA performance for the full year 2015 to be in a range of $1.81 billion to $1.86 billion.

Capital Expenditures: Intelsat continues to forecast capital expenditures ranges as follows:

•	2015: $675 million to $750 million;

•	2016: $725 million to $800 million; and

•	2017: $725 million to $825 million.

Capital expenditure guidance assumes investment in eleven satellites in the concept, design or manufacturing phase for the three calendar year “Guidance Period” of 2015 through 2017. In addition, two custom payloads are being built for us on third-party satellites, which will not require capital expenditure. Of the nine satellites in our capital expenditure guidance, we expect to launch four satellites in 2016 and two satellites in 2017, and will continue work on the three remaining satellites for which construction will extend beyond the Guidance Period.

We expect to launch two of our new Intelsat EpicNG high-throughput satellites in 2016, increasing our total transmission capacity. By the conclusion of the Guidance Period in 2017, the net number of transponder equivalents will increase by a compound annual growth rate (“CAGR”) of 7.5 percent as a result of the satellites entering service during the Guidance Period. The growth also includes capacity from one of the customized payloads noted above, which we expect will be launched in 2016.

Our capital expenditures guidance includes capitalized interest.

Prepayments: During the Guidance Period, we expect to receive significant customer prepayments under our existing customer service contracts.

We expect prepayment ranges of:

•	2015: $125 million to $150 million;

•	2016: $0 to $25 million; and

•	2017: No prepayments are currently contracted for this period.

The annual classification of capital expenditure and prepayments could be affected by the timing of achievement of contract, satellite manufacturing, launch and other milestones.

Prepayments during the three months ended September 30, 2015 totaled $57.2 million. Prepayments for the year to date 2015 totaled $122.1 million.

Debt Reduction: Based upon the guidance provided above, Intelsat expects no further material debt repayment in 2015.

Cash Taxes: We expect cash taxes to be approximately 1.5 percent of revenue for each of the next several years.

[1]	In this release, financial measures are presented both in accordance with GAAP and also on a non-GAAP basis. EBITDA, Adjusted EBITDA, free cash flow from operations, Adjusted net income per diluted common share attributable to Intelsat S.A. and related margins included in this release are non-GAAP financial measures. Please see the consolidated financial information below for information reconciling non-GAAP financial measures to comparable GAAP financial measures.

Q3 2015 Quarterly Commentary

As previously announced, Intelsat is providing a detailed quarterly commentary on the company’s business trends and financial performance prior to the live earnings call. Please visit www.intelsat.com/investors for management’s commentary on the company’s progress against its long-term strategic priorities and outlook for 2015.

Conference Call Information

Intelsat management will hold a public conference call at 11:00 a.m. EDT on Thursday, October 29, 2015 to discuss the company’s financial results for the third quarter ended September 30, 2015. Access to the live conference call will also be available via the Internet at www.intelsat.com/investors. To participate on the live call, participants should dial +1 844-834-1428 from North America, and +1 920-663-6274 from all other locations. The participant pass code is 48814437.

Participants will have access to a replay of the webcast and conference call through November 5, 2015. The replay number for U.S.-based participants is +1 855-859-2056 and for non-U.S. participants is +1 404-537-3406. The participant code for the replay is 48814437.

About Intelsat

Intelsat S.A. (NYSE: I) is the world’s leading provider of satellite services, delivering high performance connectivity solutions for media, fixed and mobile broadband infrastructure, enterprise and government and military applications. Intelsat’s satellite, teleport and fiber infrastructure is unmatched in the industry, setting the standard for transmissions of video and broadband services. From the globalization of content and the proliferation of HD, to the expansion of cellular networks and mobile broadband access, Intelsat creates value for its customers through creative space-based solutions.

Envision…Connect…Transform…with Intelsat. For more information, visit www.intelsat.com.

Intelsat Safe Harbor Statement:

Statements in this news release and certain oral statements from time to time by representatives of the company constitute “forward-looking statements” that do not directly or exclusively relate to historical facts. When used in this earnings release, the words “may,” “will,” “might,” “should,” “expect,” “plan,” “anticipate,” “project,” “believe,” “estimate,” “predict,” “intend,” “potential,” “outlook,” and “continue,” and the negative of these terms, and other similar expressions are intended to identify forward-looking statements and information. Forward-looking statements include: our plans for satellite launches in the near to mid-term; our guidance regarding our expectations for our revenue performance and Adjusted EBITDA performance; our capital expenditure and customer prepayment guidance over the next several years; our expectations as to the increased number of transponder equivalents on our fleet over the next several years; our expectations as to the level of our cash tax payments over the next several years; and our debt repayment guidance.

The forward-looking statements reflect Intelsat’s intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors, many of which are outside of Intelsat’s control. Important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements include known and unknown risks. Some of the factors that could cause actual results to differ from historical results or those anticipated or predicted by these forward-looking statements include: risks associated with operating our in-orbit satellites; satellite launch failures, satellite launch and construction delays and in-orbit failures or reduced performance; potential changes in the number of companies offering commercial satellite launch services and the number of commercial satellite launch opportunities available in any given time period that could impact our ability to timely schedule future launches and the prices we pay for such launches; our ability to obtain new satellite insurance policies with financially viable insurance carriers on commercially reasonable terms or at all, as well as the ability of our insurance carriers to fulfill their obligations; possible future losses on satellites that are not adequately covered by insurance; U.S. and other government regulation; changes in our contracted backlog or expected contracted backlog for future services; pricing pressure and overcapacity in the markets in which we compete; our ability to access capital markets for debt or equity; the competitive environment in which we operate; customer defaults on their obligations to us; our international operations and other uncertainties associated with doing business internationally; and litigation. Known risks include, among others, the risks described in Intelsat’s annual report on Form 20-F for the year ended December 31, 2014, and its other filings with the U.S. Securities and Exchange Commission, the political, economic and legal conditions in the markets we are targeting for communications services or in which we operate and other risks and uncertainties inherent in the telecommunications business in general and the satellite communications business in particular.

Because actual results could differ materially from Intelsat’s intentions, plans, expectations, assumptions and beliefs about the future, you are urged to view all forward-looking statements with caution. Intelsat does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

INTELSAT S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

($ in thousands, except per share amounts)

	Three Months Ended September 30, 2014	Three Months Ended September 30, 2015
Revenue	$608,625	$580,847
Operating expenses:
Direct costs of revenue (excluding depreciation and amortization)	84,316	77,936
Selling, general and administrative	43,976	46,503
Depreciation and amortization	169,522	171,409

Total operating expenses	297,814	295,848

Income from operations	310,811	284,999
Interest expense, net	234,535	220,774
Other expense, net	(2,527)	(4,407)

Income before income taxes	73,749	59,818
Provision for (benefit from) income taxes	5,129	(19,149)

Net income	68,620	78,967
Net income attributable to noncontrolling interest	(996)	(985)

Net income attributable to Intelsat S.A.	$67,624	$77,982

Cumulative preferred dividends	—	—

Net income attributable to common shareholders	$67,624	$77,982

Net income per common share attributable to Intelsat S.A.:
Basic	$0.63	$0.73
Diluted	$0.58	$0.66

INTELSAT S.A.

UNAUDITED RECONCILIATION OF NET INCOME TO EBITDA

($ in thousands)

	Three Months Ended September 30, 2014	Three Months Ended September 30, 2015
Net income	$68,620	$78,967
Add:
Interest expense, net	234,535	220,774
Provision for (benefit from) income taxes	5,129	(19,149)
Depreciation and amortization	169,522	171,409

EBITDA	$477,806	$452,001

EBITDA Margin	79%	78%

Note:

Intelsat calculates a measure called EBITDA to assess the operating performance of Intelsat S.A. EBITDA consists of earnings before net interest, taxes and depreciation and amortization. EBITDA is a measure commonly used in the FSS sector, and we present EBITDA to enhance the understanding of our operating performance. We use EBITDA as one criterion for evaluating our performance relative to that of our peers. We believe that EBITDA is an operating performance measure, and not a liquidity measure, that provides investors and analysts with a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. However, EBITDA is not a measure of financial performance under U.S. GAAP, and our EBITDA may not be comparable to similarly titled measures of other companies. EBITDA should not be considered as an alternative to operating income or net income, determined in accordance with U.S. GAAP, as an indicator of our operating performance, or as an alternative to cash flows from operating activities, determined in accordance with U.S. GAAP, as an indicator of cash flows, or as a measure of liquidity.

INTELSAT S.A.

UNAUDITED RECONCILIATION OF NET INCOME TO

ADJUSTED EBITDA

($ in thousands)

	Three Months Ended September 30, 2014	Three Months Ended September 30, 2015
Net income	$68,620	$78,967

Add:
Interest expense, net	234,535	220,774
Provision for (benefit from) income taxes	5,129	(19,149)
Depreciation and amortization	169,522	171,409

EBITDA	477,806	452,001

Add:
Compensation and benefits	5,077	6,144
Non-recurring and other non-cash items	2,421	(30)

Adjusted EBITDA	$485,304	$458,115

Adjusted EBITDA Margin	80%	79%

Note:

Intelsat calculates a measure called Adjusted EBITDA to assess the operating performance of Intelsat S.A. Adjusted EBITDA consists of EBITDA as adjusted to exclude or include certain unusual items, certain other operating expense items and certain other adjustments as described in the table above. Our management believes that the presentation of Adjusted EBITDA provides useful information to investors, lenders and financial analysts regarding our financial condition and results of operations, because it permits clearer comparability of our operating performance between periods. By excluding the potential volatility related to the timing and extent of non-operating activities, our management believes that Adjusted EBITDA provides a useful means of evaluating the success of our operating activities. We also use Adjusted EBITDA, together with other appropriate metrics, to set goals for and measure the operating performance of our business, and it is one of the principal measures we use to evaluate our management’s performance in determining compensation under our incentive compensation plans. Adjusted EBITDA measures have been used historically by investors, lenders and financial analysts to estimate the value of a company, to make informed investment decisions and to evaluate performance. Our management believes that the inclusion of Adjusted EBITDA facilitates comparison of our results with those of companies having different capital structures.

Adjusted EBITDA is not a measure of financial performance under U.S. GAAP and may not be comparable to similarly titled measures of other companies. Adjusted EBITDA should not be considered as an alternative to operating income or net income, determined in accordance with U.S. GAAP, as an indicator of our operating performance, or as an alternative to cash flows from operating activities, determined in accordance with U.S. GAAP, as an indicator of cash flows, or as a measure of liquidity.

INTELSAT S.A.

UNAUDITED ADJUSTED NET INCOME PER DILUTED COMMON SHARE

($ in thousands, except per share amounts)

	Three Months Ended September 30, 2014	Three Months Ended September 30, 2015
Numerator (in thousands):
Net income attributable to Intelsat S.A.	$67,624	$77,982

Add (Subtract):
Compensation and benefits (1)	5,077	6,144
(Gain) loss on derivative financial instruments (2)	(579)	889
Amortization (3)	17,058	15,054
Non-recurring and other non-cash items (4)	2,421	(30)
Income tax effect of adjustments above & other discrete tax items (5)	—	(154)

Adjusted net income attributable to Intelsat S.A.	91,601	99,885

Less: Preferred share dividends declared	—	—

Adjusted net income attributable to common shareholders	$91,601	$99,885

Denominator (in millions):
Basic weighted average shares outstanding	106.5	107.3
Weighted average dilutive shares outstanding:
Preferred shares	9.6	9.6
Employee compensation related shares including options and restricted share units	0.5	0.5

Adjusted diluted weighted average shares outstanding	116.6	117.4

Adjusted net income per diluted common share attributable to common shareholders	$0.79	$0.85

Note:

Management evaluates financial performance in part based on adjusted net income per diluted common share attributable to common shareholders. This measure consists of net income per diluted common share attributable to common shareholders as reported, as adjusted to exclude or include certain unusual items, certain other operating expense items and certain other adjustments as described in the table and footnotes below. In addition, in calculating this measure we adjusted our common shares outstanding to reflect dilution when the calculation of the numerator moved from a net loss to net income. We believe investors’ understanding of our operating performance is enhanced by the disclosure of this measure. Adjusted net income per diluted common share attributable to common shareholders is not a recognized financial measure in accordance with U.S. GAAP and should not be considered a substitute for earnings per share or other financial measures as computed in accordance with U.S. GAAP and may not be comparable to similarly titled measures of other companies.

(1)	Reflects non-cash expenses incurred relating to our equity compensation plans and a portion of the expenses related to our defined benefit retirement plan and other postretirement benefits.
(2)	Represents (i) the changes in the fair value of the undesignated interest rate swaps and (ii) the difference between the amount of floating rate interest we receive and the amount of fixed rate interest we pay under such swaps, both of which are recognized in interest expense, net.
(3)	Intangible assets are amortized based on the expected pattern of consumption. We recorded amortization expense related to our backlog and other and customer intangible assets.
(4)	Reflects certain non-recurring gains and losses and non-cash items, including the following: non-cash expense related to the recognition of expense on a straight-line basis for certain office space leases; development expenses; expenses associated with the relocation of our administrative headquarters and primary satellite operations center; severance, retention and relocation payments; and other various non-recurring expenses. These costs were partially offset by non-cash income related to the recognition of deferred revenue on a straight-line basis for certain prepaid capacity service contracts.
(5)	Represents the income tax impact of the various adjustments.

INTELSAT S.A.

CONDENSED CONSOLIDATED BALANCE SHEETS

($ in thousands, except per share amounts)

	As of December 31, 2014	As of September 30, 2015
		(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$123,147	$327,774
Receivables, net of allowance of $35,174 in 2014 and $39,251 in 2015	220,458	229,789
Deferred income taxes	76,315	44,936
Prepaid expenses and other current assets	35,945	40,510

Total current assets	455,865	643,009
Satellites and other property and equipment, net	5,880,264	5,890,375
Goodwill	6,780,827	6,780,827
Non-amortizable intangible assets	2,458,100	2,458,100
Amortizable intangible assets, net	500,545	455,384
Other assets	393,754	413,027

Total assets	$16,469,355	$16,640,722

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable and accrued liabilities	$151,793	$92,212
Taxes payable	8,974	7,084
Employee related liabilities	44,815	33,738
Accrued interest payable	161,495	311,399
Current portion of long-term debt	49,000	—
Deferred satellite performance incentives	20,957	20,143
Deferred revenue	117,401	104,928
Other current liabilities	72,629	70,494

Total current liabilities	627,064	639,998
Long-term debt, net of current portion	14,762,142	14,759,153
Deferred satellite performance incentives, net of current portion	163,360	150,421
Deferred revenue, net of current portion	967,318	1,045,152
Deferred income taxes	211,680	189,692
Accrued retirement benefits	262,906	232,841
Other long-term liabilities	217,452	155,249
Commitments and contingencies

Shareholders’ deficit:
Common shares; nominal value $0.01 per share	1,067	1,072
5.75% Series A mandatory convertible junior non-voting preferred shares; nominal value $0.01 per share; aggregate liquidation preference of $172,500 ($50 per share)	35	35
Paid-in capital	2,117,898	2,129,052
Accumulated deficit	(2,782,741)	(2,589,822)
Accumulated other comprehensive loss	(112,527)	(102,048)

Total Intelsat S.A. shareholders’ deficit	(776,268)	(561,711)

Noncontrolling interest	33,701	29,927

Total liabilities and shareholders’ deficit	$16,469,355	$16,640,722

INTELSAT S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

($ in thousands)

	Three Months Ended September 30, 2014	Three Months Ended September 30, 2015
Cash flows from operating activities:
Net income	$68,620	$78,967
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	169,522	171,409
Provision for doubtful accounts	802	1,648
Foreign currency transaction loss	3,094	6,663
Loss on disposal of assets	360	—
Share-based compensation	4,970	6,026
Deferred income taxes	(1,703)	(5,766)
Amortization of discount, premium, issuance costs and other non-cash items	5,720	5,057
Unrealized gains on derivative financial instruments	(7,764)	(6,033)
Amortization of actuarial loss and prior service credits for retirement benefits	2,537	1,287
Other non-cash items	36	(157)
Changes in operating assets and liabilities:
Receivables	15,879	(12,461)
Prepaid expenses and other assets	(11,666)	(296)
Accounts payable and accrued liabilities	(7,239)	(327)
Accrued interest	160,592	149,924
Deferred revenue	46,439	44,174
Accrued retirement benefits	(6,042)	(1,632)
Other long-term liabilities	9,809	(31,230)

Net cash provided by operating activities	453,966	407,253

Cash flows from investing activities:
Payments for satellites and other property and equipment (including capitalized interest)	(150,500)	(152,130)
Other investing activities	95	3

Net cash used in investing activities	(150,405)	(152,127)

Cash flows from financing activities:
Repayments of long-term debt	(12,209)	(155,000)
Proceeds from drawdown of long-term debt	—	130,000
Dividends paid to preferred shareholders	(2,480)	(2,480)
Capital contribution from noncontrolling interest	6,104	—
Dividends paid to noncontrolling interest	(2,553)	(2,240)
Principal payments on deferred satellite performance incentives	(4,155)	(3,830)
Other financing activities	567	(1,543)

Net cash used in financing activities	(14,726)	(35,093)

Effect of exchange rate changes on cash and cash equivalents	(3,094)	(6,663)

Net change in cash and cash equivalents	285,741	213,370
Cash and cash equivalents, beginning of period	370,292	114,404

Cash and cash equivalents, end of period	$656,033	$327,774

Supplemental cash flow information:
Interest paid, net of amounts capitalized	$75,988	$71,797
Income taxes paid, net of refunds	6,826	3,130
Supplemental disclosure of non-cash investing activities:
Accrued capital expenditures	$15,092	$(19,617)

INTELSAT S.A.

UNAUDITED RECONCILIATION OF NET CASH PROVIDED BY OPERATING ACTIVITIES

TO FREE CASH FLOW FROM OPERATIONS

($ in thousands)

	Three Months Ended September 30,	Three Months Ended September 30,
	2014	2015
Net cash provided by operating activities	$453,966	$407,253
Payments for satellites and other property and equipment (including capitalized interest)	(150,500)	(152,130)

Free cash flow from operations	$303,466	$255,123

Note:

Free cash flow from (used in) operations consists of net cash provided by operating activities, less payments for satellites and other property and equipment (including capitalized interest). Free cash flow from (used in) operations excludes proceeds resulting from settlement of insurance claims, and is not a measurement of cash flow under GAAP. Intelsat believes free cash flow from (used in) operations is a useful measure of financial performance that shows a company’s ability to fund its operations. Free cash flow from (used in) operations is used by Intelsat in comparing its performance to that of its peers and is commonly used by analysts and investors in assessing performance. Free cash flow from (used in) operations does not give effect to cash used for debt service requirements and thus does not reflect funds available for investment or other discretionary uses. Free cash flow from (used in) operations is not a measure of financial performance under GAAP, and may not be comparable to similarly titled measures of other companies. You should not consider free cash flow from (used in) operations as an alternative to operating or net income, determined in accordance with GAAP, as an indicator of Intelsat’s operating performance, or as an alternative to cash flows from operating activities, determined in accordance with GAAP, as an indicator of cash flows or as a measure of liquidity.